February 23, 2006 Confidential For Use of the Commission Only via EDGAR and Federal Express	Randall B. Schai Randall.schai@hellerehrman.com Direct (415) 772-6970 Main (415) 772-6000 Fax (415) 772-6268 37122-0003

Securities and Exchange Commission

Division of Corporation Finance/AD10

100 F Street, NE

Washington, DC 20549-6010

ATTENTION: Mr. Tim Buchmiller

RE:	Nextest Systems Corporation
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-130100

Dear Mr. Buchmiller:

On behalf of Nextest Systems Corporation (“Nextest”), this letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in its letter dated February 15, 2006 in connection with the filing of the above-referenced registration statement (the “Registration Statement”). Nextest is concurrently filing Amendment No. 2 to the Registration Statement (the “Amendment”).

For your convenience, we are sending a copy of this letter, the Amendment and supplemental materials in the traditional, non-EDGAR format, including a version of the Amendment that is marked to show changes from the Amendment No. 2 to the Registration Statement, and will forward a courtesy package of these documents to our examiners: Tim Buchmiller and Kevin Kuhar.

The responses below correspond to the paragraph numbers of the Staff’s letter. The pages referenced below correspond to the page numbers in the hard copy of the Amendment submitted to the Staff.

General

1.	Please note that we may have a number of additional comments when you complete the numerous blanks throughout the filing.

The Company notes the Staff’s comment.

Heller Ehrman White & McAuliffe LLP 333 Bush Street San Francisco, CA 94104-2878 www.hewm.com

San Francisco	Silicon Valley	Los Angeles	San Diego	Seattle	Portland	Anchorage	New York	Washington, D.C.	Madison, WI
Hong Kong	Beijing	Singapore	Affiliated Offices: Milan Paris Rome

HellerEhrman A T T O R N E Y S	Venture Law Group	Securities and Exchange Commission February 23, 2006 Page 2

Prospectus Summary, page 1

2.	It appears that the data with respect to the growth in the flash memory market as measured in megabytes as presented here and on page 45 of your prospectus are not supported by the industry reports that you have provided. Please revise.

In response to the Staff’s comments, the Company revises its disclosure on pages 1 and 47 of the Amendment.

3.	We note from the industry data you provided that the NAND and the NOR portions of the flash memory market are generally expected to exhibit different growth characteristics over the periods presented. With a view towards revised disclosure, please tell us the extent to which your systems or the customers to which you sell your systems address the NAND or NOR portions of the flash memory market and how your business and results of operations will be affected by the different growth characteristics of those markets.

In response to the Staff’s comments, the Company advises the Staff that the Company’s ATE systems have the capacity to test both NAND and NOR types of flash memory; however, the Company is not aware of how its customers use its ATE systems. For the period ending December 31, 2005, the Company’s three largest customers use the Company’s products predominantly for flash testing. Two of the three largest customers for that period do not produce NOR, and though the third does produce NOR, usage of the Company’s testers has been heavily skewed to NAND. Therefore, while the Company is not able to accurately determine the proportion of its historical net revenues attributable to these different types of flash memory, the Company believes that its recent historical net revenues have been heavily dependent on the faster growing NAND type. In addition, in response to the Staff’s comments, the Company revises its disclosure on pages 1 and 46 of the Amendment.

4.	We note the revisions you have made in response to prior comment 5. It is still not clear from your disclosure, however, how the growth rate in the flash memory market as measured by megabytes translates into future ATE demand. For example, we note your disclosure in the summary and on page 45 that the compound annual growth rate for the flash memory market as measured in megabytes is approximately 134.5% and your disclosure that the market for ATE is forecast to grow at a compound annual growth rate of 10.4%. Please revise your disclosure to make the relevance of this data clear. If there is no clear connection between the compound annual growth rate in megabytes and the compound annual growth rate for the ATE market, or if the 10.4% compound annual growth rate is the more relevant statistic to your future growth prospects, it is unclear why you have prominently featured the compound annual growth rate in megabytes.

In response to the Staff’s comments, the Company revises its disclosure on pages 1 and 47 of the Amendment.

HellerEhrman A T T O R N E Y S	Venture Law Group	Securities and Exchange Commission February 23, 2006 Page 3

5.	If you retain the reference to the Gartner data on ATE systems, expand to also reflect the estimated decline in 2009 and 2010 and the overall negative growth rate, rather than only choosing 2008 because it will give you the most favorable estimates.

In response to the Staff’s comments, the Company revises its disclosure on pages 1 and 47 of the Amendment by deleting references to the Gartner data on ATE systems growth.

6.	We note your response to prior comment 4. Please reconcile that response with the disclosure you have made in the last sentence of the first paragraph that “[o]ur systems are predominantly used by our costumers to test semiconductors that are used in a wide range of high growth customer products, including flash-based portable music players, such as the iPod nano…,” and the similar disclosure throughout your prospectus. Also, reconcile your response to prior comment 4 with your response to prior comment 6 that your “ATE is used by the primary supplier of flash memory to Apple to perform the final test of the flash memory ICs that they sell to Apple for use in the iPod nano.”

In response to the Staff’s comments, the Company revises its disclosure on page 48 of the Amendment.

7.	We note your response to prior comment 6. If you elect to retain your reference to the iPod nano, you should disclose with equal clarity and prominence throughout your filing that you have not derived a material portion of your historical revenues from the sale of ATE systems for use in the flash memory test market for iPod nanos.

In response to the Staff’s comments, the Company revises its disclosure on page 48 of the Amendment.

Risk Factors, page 7

8.	We note from your response to prior comment 22 that you deleted the risk factor previously included in your prospectus entitled “In the event of environmental contamination…” Please provide us with your analysis as to why that risk is no longer material.

In response to the Staff’s comments, the Company advises the Staff that upon further analysis of Item 101(c)(xii) of Regulation S-K, the Company does not believe that its compliance with federal, state and local laws governing the environment has a significant effect on its capital expenditures, earnings and competitive position. Although the Company’s manufacturing process involves the use of substances regulated by federal, state and local laws governing the environment, the Company has not spent to date, and does not believe that it will be required to spend, a significant amount of resources in order to comply with such laws.

HellerEhrman A T T O R N E Y S	Venture Law Group	Securities and Exchange Commission February 23, 2006 Page 4

The underwriters may have a conflict of interest in connection with this offering, page 18

9.	We note the revisions you have made in response to prior comment 13, including your description as to why the circumstances described in the risk factor may present a conflict of interest. Please continue to expand your disclosure to indicate why the conflict of interest may present material risks to your investors and clearly disclose the nature of those risks.

In response to the Staff’s comments, the Company provides additional disclosure on page 18 of the Amendment.

10.	We note the revisions you have made in response to prior comments 14 and 15. Please further clarify your disclosure, here or in another appropriate location in your prospectus, to explain why the percentages of your preferred stock held by affiliates of your underwriters are different from the percentages in which your underwriters have an “economic interest.” For example, if disclosing how the NASD defines “economic interest” would assist your investors in understanding the issues described, please include such disclosure.

In response to the Staff’s comments, the Company provides additional disclosure on page 18 of the Amendment.

11.	We note “Needham Capital Partners” is listed in the table on page 69, although it is not clear yet whether it is a selling shareholder because the table is incomplete. If affiliates of Needham & Company, LLC, are also selling shareholders, expand the risk factor to disclose, and quantify the number of shares being sold in this offering by them.

In response to the Staff’s comments, the Company confirms that no affiliates of Needham & Company, LLC are selling shareholders.

Industry Background, page 44

12.	Expand the disclosure at the top of page 45 to accurately reflect the Gartner estimates. We note, for example, that CAGR is estimated to be –1.2% for the period 2004-2010. Please ensure that your disclosure throughout this filing accurately and fully describes industry and product information.

In response to the Staff’s comments, the Company revises its disclosure throughout the Amendment.

Principal and Selling Stockholders, page 69

13.	We note your response to comment 27 and await your response. Please note that any selling stockholder who is a broker-dealer must be identified as an underwriter.

HellerEhrman A T T O R N E Y S	Venture Law Group	Securities and Exchange Commission February 23, 2006 Page 5

In response to the Staff’s comments, the Company provides additional disclosure on page 72 of the Amendment.

Consolidated Financial Statements, page F-1

14.	Consideration should be given on an ongoing basis to the updating requirements of Rule 3-12 of Regulation S-X.

In response to the Staff’s comments, the Company provides additional disclosure as required by Rule 3-12 of Regulation S-X.

Stock-based Compensation, page F-15

15.	Refer to your response to prior comment 33. Please update the option activity to the most recent practical date. Please note that we cannot complete our review of stock-based compensation until you have included the estimated IPO price in the filing.

In response to the Staff’s comments, the Company here submits that there have been no new options granted since January 3, 2006 (last grant referenced in its prior response). In addition, the Company advises the Staff that it provides additional disclosures on pages 31, 32, F-30 and F-31 of the Amendment. Further, the Company includes the estimated IPO price range of $14-16 ($7-8 on a pre-reverse split basis) in the Amendment. Further information with respect to stock-based compensation is attached as Exhibit A and Exhibit B.

Please contact the undersigned at (415) 772-6970 if you have any questions regarding the Amendment or the responses to the Staff’s comment letter.

Very truly yours,

/s/ Randall B. Schai
Randall B. Schai

Exhibit A

Option Activity:

In response to the Staff’s comments, the Company here submits that there have been no new options granted since January 3, 2006 (last grant detailed in our prior response) when we granted 4,000 shares at a price of $4.75 per share.

Business update and update on discussions with bankers:

Orders for the month of January, 2006 came in much stronger than previously expected. Based on these strong orders and indications from our customers that business and demand for our test equipment would continue to remain strong, we updated our forecasted operating results for calendar year 2006 and calendar year 2007. In this new forecast, we projected revenues would increase by 17% for calendar year 2006 and by 16% for calendar year 2007 over the prior forecasts we used for estimating the potential IPO prices that were discussed in early December, 2005 and referenced in our prior response. On February 2, 2006, we submitted to Merrill Lynch our updated (higher) forecasted operating results for calendar years 2006 and 2007. Management then met with Merrill Lynch and our Board on February 14, 2006 to discuss the updated price range to include in Amendment #2 to the S-1 filing. At that time, Merrill Lynch provided data that showed competitor comparable average price to earnings ratios for calendar year 2006 had decreased by 4% while those for calendar year 2007 remained virtually the same as those used in the November 22, 2005 analysis mentioned above. Notwithstanding the lower comparables, our higher revenue forecast and resultant higher forecasted net income, supports a higher potential offering price per share based on a multiple of EPS. Using the forecasted calendar year 2006 financials resulted in an estimated offering price per share of $6.26 to $7.05 while using the forecasted calendar year 2007 financials resulted in an estimated offering price per share of between $7.61 to $8.56.

In discussing this pricing between Merrill Lynch, the Company and our Board of Directors, Merrill Lynch suggested that the Company include in Amendment #2 to the S-1 filing a price per share range of between $7.00 and $8.00, on a pre split basis. The Board approved this range by resolution and the mid point of this range of $7.50 per share ($15.00 on a 1 for 2 split adjusted basis), is the amount that we will include in Amendment #2 to the filing.

Conclusion:

The Company has reassessed, with the benefit of additional hindsight and knowledge of how numerous uncertainties existing at the time the option grants were granted were ultimately resolved, whether certain stock options granted as of December 31, 2005 and prior contained additional compensatory elements that should be recorded in the Company’s financial statements. Based on the analysis above and that included in our prior response, we continue to believe no such revisions are necessary.

Exhibit B

Background

Nextest Systems Corporation (“Nextest” or the ‘Company”) designs, develops, manufactures, sells and services automated test equipment, or ATE, for the semiconductor industry that significantly reduces the cost of test integrated circuits, or ICs, during the design process and to test IC integrity during the manufacturing process. The Company was founded in 1997 and shipped its first products in 1998. Nextest has shipped over 1,500 systems which are installed at more than 60 semiconductor companies worldwide. In December 2005, the Company filed a registration statement on Form S-1. The Company accounts for stock based compensation using the guidance in APB 25 and discloses pro-forma stock based compensation if it was determined in accordance with FAS 123. The Company will adopt FAS 123R in the quarter ended March 2006.

On September 21, 2005, the Board of Directors approved granting of options to purchase approximately 1.1 million of shares to approximately half of all employees of the Company. The options were granted with an exercise price ($2.50) at 85% of the fair value ($2.94, as determined by the Board of Directors) at the time of the grant to provide additional incentive to the employees. Granting of options with a 15% haircut is allowed by the Company’s stock option plan of 1998.

Subsequent to the grant, in late October 2005, the Company became aware of the tax implications to grantees from the recently enacted American Job Creation Act, specifically IRC Section 409A which requires tax payment at vesting and an additional payment of 20% of excise tax for options that were granted at below fair value of common stock. The additional tax exposure to the grantees in substance eliminates the benefit that the Board intended to give to the employees by reducing the strike price.

Given the impact of the tax implications and the eliminated originally intended benefit, the Company re-priced the options upwards to the fair value of common stock at the date of grant ($2.94). The re-pricing was done in December 2005.

Issue - would the intended re-pricing result in a) new measurement date on the date of modification; b) variable accounting in subsequent periods?

Authoritative guidance:

FIN 44, paragraph 44; EITF 00-23, Issue 26, paragraphs 110-115

Conclusions:

FIN 44, paragraph 44 says that “A grantor can, in effect, cancel an option award in various ways. For example, an option award can be, in effect, canceled by modifying its terms to reduce or eliminate the likelihood that the grantee will exercise that option. Any modification to the terms of an option award to reduce the likelihood of exercise by the grantee shall be considered a cancellation of that award. For example, any increase in the exercise price or any curtailment of the remaining life of an option award shall be considered a cancellation” However, FIN 44 does not discuss whether this cancellation results in a new modification date or variable accounting. The Company notes that there were no grants with a lower exercise price in the period from the grant of “cancelled” options to the date of “cancellation” (FIN 44 “45. An option award cancellation (settlement) shall be combined with another option award and results in an indirect reduction to the exercise price of the combined award if another option with a lower exercise price than the canceled (settled) option is granted to the individual within the following periods: a. The period prior to the date of the cancellation (settlement) that is the shorter of (1) six months or (2) the period from the date of grant of the canceled or settled option; b. The period ending six months after the date of the cancellation (settlement).”) that would require combination of the awards and variable accounting. Cancellations of options within 6 months prior to the modification date were all due to regular cancellations upon termination of employment and in accordance with the option plan.

In order to assess whether the modification results in just a new measurement date or variable accounting, EITF 00-23, Issue 26 provides the framework to make this determination. According to paragraph 113 “The Task Force noted that these unusual modifications sometimes are made to an option award to comply with regulatory provisions or to achieve certain tax benefits for the grantee. The Task Force observed that for many of those modifications, it may be possible to conclude that future changes to the exercise price and or number of shares will not occur and, therefore, the award continues to be fixed after the modification is made. In that case, the accounting consequence of the modification would be only a new measurement date. In other situations, the nature of the modification and the reasons for it may indicate that there is no practical way to ascertain whether the price is fixed or whether further modifications will occur in the future. In those cases, variable accounting is required for the modified award until it is exercised, is forfeited, or expires unexercised.”

The Company re-priced the options to achieve certain tax benefits for the grantee (or to avoid certain tax implications discussed above). The Company considered factors noted in paragraph 114 to determine whether there are matters that would indicate that future modification are likely to occur.

•	The Company had no prior modifications to the options granted and this is the first instance the Company has modified any of its options. All prior grants of options had exercise prices equal to the fair values of common stock as determined by the Board of Directors.

•	The modification does not result from employer’s assessment or reassessment of the grantee’s job performance. The modification’s only intent is to eliminate additional tax exposure to the grantee which substantially eliminated the originally intended additional benefit from the 15% haircut. Had the Company known these tax implications before the grant of the options, it would have granted the options at an exercise price equal to the fair value of the common stock on the date of the grant. The specific modification does not change the vesting schedule of the awards or the likelihood that the employee will exercise the award. Accordingly, the root cause of the modification is not based on an assessment of the employee’s performance, it is based on a one-time external event.

•	The Company does not plan or anticipate re-pricing the options in the future. This modification was necessary as a result of a change in tax regulations (an external event that the Company does not control) that the Company was not aware of, the Company re-priced the options only to employees affected and just to adjust for this particular change in tax regulations.

All these factors noted above indicate that this particular modification is a unique, one-time transaction which is not anticipated in the future. Given the facts, the Company concludes that the modification of the options only results in a new measurement date (on the date of modification) at which point the Company will remeasure the intrinsic value on the date of the modification and will record this stock based compensation expense over the remaining vesting period of the awards. Subsequently, the options will not be re-measured at each reporting period and will continue as fixed awards under APB 25.

Calculation of the incremental compensation cost resulting from the modification (based on pre-split share and valuation data):

Number of shares	Incremental intrinsic value per share		Total incremental compensation cost
738,050	$1.26	(1)	$929,943
371,150	$1.37	(2)	$508,476

1,109,200	$1.30		$1,438,419

1)	Original intrinsic value at September 21, 2005 was $0.44 ($2.94 fair value less $2.50 exercise price)

Intrinsic value of modified award at December 16, 2005 was $1.70 ($4.64 fair value less $2.94 exercise price)

Excess of the intrinsic value of the modified award over the lesser of the intrinsic value of the original award (1) at the original measurement date or (2) immediately prior to the modification, or the incremental compensation cost per share is $1.26.

2)	Original intrinsic value at September 21, 2005 was $0.44 ($2.94 fair value less $2.50 exercise price)

Intrinsic value of modified award at December 22, 2005 was $1.81 ($4.75 fair value less $2.94 exercise price)

Excess of the intrinsic value of the modified award over the lesser of the intrinsic value of the original award (1) at the original measurement date or (2) immediately prior to the modification, or the incremental compensation cost per share is $1.37.